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                                                                      Exhibit 99

                                  RISK FACTORS

     Forward-looking statements made by A.S.V., Inc. (the "Company") constitute the Company's current expectations or beliefs concerning future events. Any forward-looking statements made by the Company are qualified by important factors that could cause actual results to differ materially from those projected in the forward-looking statements. Important factors which may cause actual results to differ from those projected in forward-looking statements include the factors set forth herein.

Relationship with Caterpillar Inc.

     In January 1999, Caterpillar Inc. ("Caterpillar") purchased 1,000,000 shares of the Company's Common Stock and a warrant to purchase an additional 10,267,127 shares of the Company's Common Stock (the "Warrant"). In connection with the purchase of the Common Stock and the Warrant, the Company and Caterpillar entered into several agreements, including a Commercial Alliance Agreement, a Marketing Agreement and a Management Services Agreement. These agreements contemplate that the Company and Caterpillar will also enter into several additional agreements, including a Trademark and Trade Dress License Agreement, Supply Agreements, a Services Agreement, a Technology License Agreement and a Joint Venture Agreement (these agreements, the Commercial Alliance Agreement, the Marketing Agreement and the Management Services Agreement are collectively referred to as the "Commercial Agreements").

     Dependence on Caterpillar Dealer Network. In connection with the transaction with Caterpillar, the Company intends to shift from an independent dealer network to selling its products primarily through the Caterpillar dealer network. As a result, the Company is in the process of terminating its relationship with certain of its non-Caterpillar dealers and is meeting with new Caterpillar dealers in an effort to sign these dealers up as dealers for the Company's products. The Company expects that the vast majority of its sales in the future will be to Caterpillar dealers. Therefore, the Company will be dependent upon the cooperation of Caterpillar and the Caterpillar dealers to sell its products. There can be no assurance that the Caterpillar dealers will dedicate adequate resources or attention to the sale of the Company's products or that Caterpillar will continue to encourage its dealers to promote the Company's products. If Caterpillar stopped promoting the Company's products to its dealers or Caterpillar dealers did not adequately promote the sale of the Company's products, the Company's revenue would be decreased and its business would be harmed.

     Dependence Upon Success of Relationship With Caterpillar. As a result of the transactions with Caterpillar, including the transaction contemplated by the Commercial Agreements, the Company intends to increasingly rely on services provided by or through Caterpillar for the operation of its business, including marketing, management, financing, development, warranty and parts services. As a result, the Company will become increasingly dependent upon the cooperation of Caterpillar for the operation of its business. Although Caterpillar is obligated under the terms of the Commercial Agreements to provide certain services to the Company, the specific obligations of Caterpillar under those agreements are not explicitly defined. Therefore, if Caterpillar chose not to cooperate with the Company in providing those services, it may be impractical for the Company to require Caterpillar to provide any such services to the extent necessary to be beneficial to the Company. If Caterpillar were to decide not to actively support the Company and to cooperate with the Company to provide it services, the Company's business would be materially harmed.

     Ability of Caterpillar to Influence or Control the Company. Caterpillar owns approximately 10% of the outstanding shares of Common Stock (approximately 8% assuming the exercise of all outstanding options and warrants), and has the right to acquire up to approximately 51% of the Company's Common Stock (assuming the exercise of all outstanding options and warrants) upon exercise in full of the Warrant. As a result, Caterpillar has the ability to influence the business and operations of the Company to a significant extent, and has the ability to greatly influence any vote of the shareholders, including votes concerning the election of directors and changes in control. In addition, to the extent Caterpillar acquires a controlling interest in the Company through the exercise of the Warrant, other purchases of Common Stock, or otherwise, Caterpillar will have the ability to control the outcome of any such shareholder votes regardless of the votes of any other shareholder, including any such vote relating to the acquisition of the remaining interest in the Company by Caterpillar. Therefore, Caterpillar may be in a position to control the timing and the terms upon which any such acquisition or other business combination involving the Company may occur, subject to the fiduciary duties it might have as a majority shareholder to the remaining shareholders. In addition to its rights as a shareholder to influence or control the Company, Caterpillar has certain rights under the Securities Purchase Agreement

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between the Company and Caterpillar dated October 14, 1998, including the right to designate directors for election to the Board of Directors and a right of first offer with respect to future financings by the Company, which increase Caterpillar's ability to influence and control the Company.

Management of Growth

     The Company's management has had limited experience in managing companies experiencing growth like that of the Company. Further growth and expansion of the Company's business will place additional demands upon the Company's current management and other resources. The Company believes that future growth and success depends to a significant extent on the Company's ability to be able to effectively manage growth of the Company in several areas, including, but not limited to: (i) production facility expansion/construction; (ii) entrance to new geographic and use markets; (iii) international sales, service and production; and (iv) employee and management development. No assurance can be given that the Company's business will grow in the future and that the Company will be able to effectively manage such growth. If the Company is unable to manage growth effectively, the Company's business, results of operations and financial condition would be materially adversely affected.

Market Acceptance of Rubber Track Vehicles

     The success of the Company is dependent upon increasing market acceptance of rubber track vehicles in the markets in which the Company's products compete. Most small to medium sized tractor-type vehicles in competition with the Posi-Track are wheeled vehicles and most track-driven vehicles are designed for specific limited tasks. The market for rubber track vehicles is relatively new and there can be no assurance that the Company's products will gain sufficient market acceptance to enable the Company to sustain profitable operations.

Development of New Products

     The Company intends to increase its market penetration by developing and marketing new rubber-tracked vehicles. There can be no assurance that the Company will be able to successfully develop the new products, or that any new products developed by the Company will gain market acceptance.

Future Capital Needs; Uncertainty of Additional Funding

     The Company anticipates that it will require additional financing in order to expand its business, including capital to expand its current marketing efforts, expand its production facilities, purchase capital equipment, increase inventory and accounts receivable and add to its dealer network. Such financing may be obtained through the exercise of the Warrant held by Caterpillar or through additional equity or debt financings. Such financing may not be available when needed or on terms acceptable to the Company. Moreover, any additional equity financings may be dilutive to existing shareholders, and any debt financing may involve restrictive covenants. An inability to raise expansion funds when needed will likely require the Company to delay or scale back some of its planned market expansion activities.

Competition

     Companies whose products compete in the same markets as the Posi-Track and Track Truck have substantially more financial, production and other resources than the Company, as well as established reputations within the industry and more extensive dealer networks. Also, the growth potential of the markets being pursued by the Company could attract more competitors. There can be no assurance that the Company will be able to compete effectively in the marketplace or that it will be able to establish a significantly dominant position in the marketplace before its potential competitors are able to develop similar products.

Dependence on Certain Supplies

     Certain of the components included in the Company's products are obtained from a single supplier or a limited number of suppliers. The rubber track component of the Company's products is manufactured in Canada by a single supplier. Disruption or termination of supplier relationships could have a material adverse effect on the Company's operations. The Company believes that alternative sources could be obtained, if necessary, but the inability to obtain sufficient quantities of the components or the need to develop alternative sources, if and as required in the future, could

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result in delays or reductions in product shipments which in turn may have an adverse effect on the Company's operating results and customer relationships.

Industry Conditions; Cyclicality; Seasonality

     The construction and farm equipment industries, in which the Posi-Track competes, have historically been cyclical. Sales of construction and agricultural equipment are generally affected by the level of activity in the construction and agricultural industries including farm production and demand, weather conditions, interest rates and construction levels (especially housing starts). In addition, the demand for the Company's products may be affected by the seasonal nature of the activities in which they are used.

Dependence on Key Personnel

     The Company's future success depends to a significant extent upon the continued service of certain key personnel, including its President, Gary D. Lemke. The loss of the services of any key member of the Company's management could have a material adverse effect on the Company's ability to achieve its objectives. The Company has key-person life insurance on the life of Mr. Lemke.

Risk of Product Liability; Product Liability Insurance

     Like most manufacturing companies, the Company may be subject to significant claims for product liability and may have difficulty in obtaining product liability insurance or be forced to pay high premiums. The Company currently has product liability insurance and has not been subject to material claims for product liability. There can be no assurance that the Company will be able to obtain adequate insurance in the future or that the Company's present or future insurance would prove adequate to cover potential product claims.

Intellectual Property and Proprietary Rights

     The Company currently holds one patent on certain aspects of the steering mechanism used in certain of the Company's products and has filed an additional patent application. There can be no assurance that the patent will be granted or that patents under any future applications will be issued, or that the scope of the current or any future patent will exclude competitors or provide competitive advantages to the Company, that any of the Company's patents will be held valid if subsequently challenged or that others will not claim rights in or ownership to the patents and other proprietary rights held by the Company. Furthermore, there can be no assurance that others have not developed or will not develop similar products, duplicate any of the Company's products or design around such patents. Litigation, which could result in substantial cost to and diversion of effort by the Company, may be necessary to enforce patents issued to the Company, to defend the Company against claimed infringement of the rights of others or to determine the ownership, scope or validity of the proprietary rights of the Company and others.

Dependence On Sole Manufacturing Facility

     The Company's products are manufactured exclusively at its sole manufacturing facility in Grand Rapids, Minnesota. In the event that the manufacturing facility were to be damaged or destroyed or become otherwise inoperable, the Company would be unable to manufacture its products for sale until the facility were either repaired or replaced, either of which could take a considerable period of time. Although the Company maintains business interruption insurance, there can be no assurance that such insurance would adequately compensate the Company for the losses it would sustain in the event that its manufacturing facility were unavailable for any reason.

Regulation

     The operations, products and properties of the Company are subject to environmental and safety regulations by governmental authorities. The Company may be liable under environmental laws for waste disposal and releases into the environment. In addition, the Company's products are subject to regulations regarding emissions and other environmental and safety requirements. While the Company believes that compliance with existing and proposed environmental and safety regulations will not have a material adverse effect on the financial condition or results of operations of the Company, there can be no assurance that future regulations or the cost of complying with existing regulations will not exceed current estimates.

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Year 2000 Risks

     Year 2000 issues exist when computer systems and applications fail to recognize date information correctly when the year changes to 2000. If those computer programs are not corrected, many computer systems could fail or create erroneous results. The Company's most significant year 2000 risk relates to year 2000 compliance of the Company's suppliers and customers, particularly because the Company is dependent on third party suppliers for certain components of its products. The Company is in the process of identifying year 2000 issues of key third parties which could impact it. There can be no assurance that the year 2000 issue will be properly addressed by customers, vendors and other third parties. The efforts of third parties are not within the Company's control, and their failure to remedy year 2000 issues successfully could result in business disruption, loss of revenue and increased operating cost.

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